Exhibit 99.1

ASML Announces 2004 First Quarter Results

"The Upturn Strengthens"

VELDHOVEN, the Netherlands, April 21, 2004 - ASML Holding NV (ASML) today announced its financial results for the first quarter of 2004 as follows:

•	Order backlog of 163 lithography systems - 135 new and 28 refurbished systems - valued at EUR 1,357 million as of March 28, 2004.
Q4 2003: 124 systems / EUR 993 million value Q1 2003: 93 systems / EUR 889 million value

•	Total sales of EUR 453 million
Q4 2003: Total sales of EUR 526 million Q1 2003: Total sales of EUR 318 million

•	Net profit of EUR 21 million
Q4 2003: Net profit of EUR 16 million Q1 2003: Net loss of EUR 82 million

•	Net cash provided from operating and investing activities of EUR 111 million
Q4 2003: Net cash provided of EUR 245 million Q1 2003: Net cash provided of EUR 40 million

"ASML continues to seize the upturn. Our financial position shows the benefits of our commitment to controlling costs and improving the quality of our earnings. Good results include a strong backlog and a cash position of EUR 1.1 billion," said Doug Dunn, president and CEO, ASML. "Product shipments reflect customers' urgent need for immediate production capacity. This created a strong demand for 248 nm systems and 200 mm systems, which reduced the average selling price. The demand for 248 mm systems will continue throughout the year. However in the course of 2004, ASML anticipates that customers will also favor 193 nm systems to begin ramping up capacity at smaller feature sizes and further expand 300 mm capacity. This will strengthen the ASP as the year progresses."

"The upturn flickered in Q3 and caught hold in Q4 2003. We've now seen three quarters of strong orders including this one. All indications suggest that orders will continue to be strong in Q2 2004," Dunn concluded.

Financial Position

In Q1 2004, ASML generated a net profit of EUR 21 million or EUR 0.04 per ordinary share. This compares with a Q4 2003 net profit of EUR 16 million or EUR 0.03 per ordinary share and a Q1 2003 net loss 82 million or EUR 0.17 per ordinary share. ASML concluded the first three months of 2004 with an additional EUR 124 million in cash and cash equivalents, bringing the total to EUR 1,152 million.

Operations Update

Total sales for Q1 2004 were 58 systems - 42 new and 16 refurbished. Total net sales for Q1 2004 were EUR 453 million as compared with total net sales in Q4 2003 of EUR 526 million and total net sales in Q1 2003 of EUR 318 million. In Q1 2004, revenue from service and field options were EUR 65 million compared with Q4 and Q1 2003 revenues from service and field options of EUR 75 million and EUR 63 million respectively.

The Q1 2004 product demand mix favored 248 nm systems over 193 nm systems for both 200 and 300 mm wafer sizes leading to an average selling price of EUR 8.4 million, some 12 percent lower than the Q4 2003 average selling price of EUR 9.5 million. The average selling price for new systems in Q1 2003 was EUR 9.2 million. ASML continued to sequentially improve its gross margin to 32 percent, an increase from Q4 and Q1 2003 gross margins of 4 and 15 percentage points respectively. A further improvement of 2 percentage points is expected in Q2 2004.

The order backlog comprises 163 lithography systems with approximately 75 percent - with an average selling price of EUR 7.6 million - expected to ship in the next six months. The ASP for new systems in the backlog is EUR 9.6 million, up from the Q4 2003 ASP for new systems in the backlog of EUR 9.2 million.

Selling, general and administrative expenses (SG&A) totaled EUR 48 million as compared with EUR 46 million in Q4 2003 and EUR 61 million in Q1 2003. Expected 2004 SG&A expenses range between EUR 50 - 55 million per quarter.

Research and development (R&D) expenditures for Q1 2004 were EUR 70 million net of credit, as compared with EUR 76 million net of credit in Q4 and Q1 2003. Expected 2004 R&D expenses range between EUR 65 - 70 million per quarter.

As previously announced, ASML modified its restructuring plan in the Netherlands to reflect stronger market conditions. The modification resulted in a reversal of EUR 8.6 million of pre-tax restructuring charges being taken in 2003. These one-time gains are off set with one-time expenses in R&D.

CEO to Retire

CEO Doug Dunn will retire during the course of this year, as previously announced. The search for his successor progresses and the company continues to anticipate a smooth transition.

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. For more information, visit the Web site at www.asml.com.

Pre-Recorded Message

A pre-recorded message from ASML CEO Doug Dunn on the financial results is available on www.asml.com. , under Q1 2004 Financial Results. The pre-recorded message is also available via telephone at +31 70 315 43 00, pass code 007 425#. Both connections to the message will remain active until April 28, 2004.

Conference Call - New Time

A conference call hosted by ASML CEO Doug Dunn and CFO Peter Wennink to discuss the 2004 Q1 financial results will begin today, April 21, 2004, at 16.30 Central European Time / 10.30 Eastern US Time. Dial in numbers are as follows: the Netherlands - +31 20 531 5821; the UK - +44 207 6642 363; and the US - +1 706 679 0473.

The conference call will be Web cast on ASML.com and available for replay until April 28, 2004 by dialing +31 70 315 4300, pass code #503909.

A replay of the Web cast will be available on ASML.com until May 21, 2004.

Forward Looking Statements

This document includes forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment and other risks indicated in filings with the US Securities and Exchange Commission.

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Media Contacts:
Tom McGuire - Corporate Communications - +31 40 268 5758 - Veldhoven, the Netherlands
Beth Kitchener - Corporate Communications - +31 40 268 2602 - Veldhoven, the Netherlands

Investor Relations Contacts:
Craig DeYoung - Investor Relations - +1 480 383 4005 - Tempe, Arizona
Franki D'Hoore - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands